UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-54218

NOTIFICATION OF LATE FILING	CUSIP NUMBER
26928L 107

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EVO Transportation & Energy Services, Inc.
Full Name of Registrant

Former Name if Applicable

2075 W Pinnacle Peak Rd. Suite 130
Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85027
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

EVO Transportation & Energy Services, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2022 within the prescribed time period without unreasonable effort and expense because the Company needs additional time to complete the presentation of certain information in its financial statements and notes thereto.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael Bayles	480	701-3309
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐  No ☒

The Company has not yet filed its Quarterly Reports on Form 10-Q for the periods ended March 31, 2022 and June 30, 2022.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management anticipates significant changes in our results of operations from the three-month period ended September 30, 2021 to the three-month period ended September 30, 2022, which is the period covered by the subject report. The reasons for the significant changes are: (a) we received settlement and contract adjustment payments of approximately $28.4 million in the first quarter of 2021, (b) we entered into a settlement agreement and note purchase agreements in the first and second quarter of 2021 pursuant to which we purchased approximately $3.5 million of previously outstanding convertible promissory notes, (c) we were awarded numerous additional contracts in the second and third quarters of 2021, (d) our $10.0 million loan under the Paycheck Protection Program was forgiven by the United States Small Business Administration in the third quarter of 2021, (e) we voluntarily terminated certain contracts in the fourth quarter of 2021, (f) we borrowed approximately $9.8 million in new loans in the first quarter of 2022, (g) we did not renew a significant portion of our contracts in the second quarter of 2022, and (h) we completed a recapitalization transaction in the third quarter of 2022 that involved the sale of equity for net proceeds of approximately $12.7 million and the exchange of approximately $18.3 million of outstanding debt for equity and approximately $3.7 million of new debt. Accordingly, we anticipate our financial statements for the three-month period September 30, 2022 will reflect, among other things, significant decreases in revenue and net income. We are unable to provide a quantitative estimate of these or other amounts at this time because our financial statements remain subject to ongoing review by management and our auditors.

EVO Transportation & Energy Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2022	By.	/s/ Michael Bayles
Michael Bayles Chief Executive Officer (Principal Executive Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).